Issuer Free Writing Prospectus dated November 14, 2019
Filed Pursuant to Rule 433
Registration No. 333-234343
Supplementing the Preliminary Prospectus
Supplement dated November 13, 2019
(To Prospectus dated November 7, 2019)

GLOBAL SHIP LEASE, INC.

8.00% SENIOR UNSECURED NOTES DUE 2024

PRICING TERM SHEET

Dated: November 14, 2019

This pricing term sheet supplements Global Ship Lease, Inc.’s preliminary prospectus supplement, dated November 13, 2019 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of the Notes (as defined below), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. Unless the context otherwise requires, references to the “Issuer,” “we,” “us” and “our” in this pricing term sheet mean Global Ship Lease, Inc. and not its subsidiaries.

Issuer:	Global Ship Lease, Inc., a corporation organized in the Republic of the Marshall Islands

Title of Securities:	8.00% Senior Unsecured Notes due 2024 (the “Notes”)

Aggregate Principal Amount:	$27,500,000 (or $31,625,000 if the underwriters’ option to purchase additional Notes is exercised in full)

Trade Date:	November 14, 2019

Settlement Date (T+3):	November 19, 2019

Maturity:	December 31, 2024

Interest Payment Dates:	Last day of February, May, August and November of each year, commencing on February 29, 2020

Interest Rate:	8.00% per annum, computed on the basis of a 360-day year consisting of twelve 30-day months, from the Settlement Date

Issue Price to Investors:	$25.00 per Note

Optional Redemption Provision:
We may redeem for cash all or any portion of the Notes, at our option, (i) on or after December 31, 2021 and before December 31, 2022, at a redemption price equal to 102% of the principal amount of the Notes to be redeemed, (ii) on or after December 31, 2022 and prior to December 31, 2023, at a price equal to 101% of the principal amount being redeemed, and (iii) on or after December 31, 2023, at a price equal to 100% of the principal amount of the Notes to be redeemed, in each case, plus accrued and unpaid interest to, but excluding, the redemption date.

Optional Redemption in Case of Change of Control:
We may redeem the Notes, in whole, but not in part, at any time prior to December 31, 2021, at our option, at a redemption price of 104% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption, upon the occurrence of certain change of control events, as described in the preliminary prospectus supplement.

Denominations:	$25.00 minimum denominations and $25.00 integral multiples thereof

Underwriters’ Discount:	$0.875 per Note

Proceeds to Issuer (before expenses):	$26,537,500 (or $30,518,125 if the underwriters’ option to purchase additional Notes is exercised in full)

Use of Proceeds:	We intend to use the net proceeds from this offering to repay a portion of our 9.875% First Priority Secured Notes due 2022.

Listing:	We have applied to list the Notes on the NYSE under the symbol “GSLD.” If the listing is approved, we expect trading of the Notes on the NYSE to commence within 30 days after the original issue date.

CUSIP/ISIN:	Y27183147/ USY271831478

Joint Book-Running Managers:	B. Riley FBR, Inc. Ladenburg Thalmann & Co. Inc. Janney Montgomery Scott LLC William Blair & Company, L.L.C.

Co-Managers:	Incapital LLC Boenning & Scattergood, Inc. National Securities Corp. Wedbush Securities Inc. Clarksons Platou Securities AS Fearnley Securities

Conflict of Interest:
B. Riley FBR or its affiliate intends to purchase $2,000,000 aggregate principal amount of the Notes in this offering from us at the public offering price. B. Riley Financial, Inc., the parent company of B. Riley FBR, is the beneficial owner of approximately 11% of our outstanding Class A common shares. An aggregate of 1,816,159 of such shares were acquired by B. Riley Financial, Inc. and its affiliate in our offering of common shares that was completed on October 1, 2019 and are subject to lock-up agreements with Financial Industry Regulatory Authority, Inc. (“FINRA”) pursuant to FINRA Rule 5110(g) until March 24, 2020. Under FINRA Rule 5121(f)(6), a beneficial owner of 10 percent or more of the outstanding common equity of an entity is deemed to “control” such entity. In addition, B. Riley Financial, Inc. and B. Riley FBR have entered into a Board Observer Agreement, which (i) amended the prior engagement letter and underwriting agreement between B. Riley FBR and the Issuer to eliminate the right of B. Riley FBR and its affiliate to appoint a director to our Board of Directors; and (ii) granted a right to B. Riley Financial, Inc. to designate an observer to our Board of Directors, provided that B. Riley Financial, Inc. owns more than 5% of the outstanding voting power of the Issuer.

As a result of its “control” of the Issuer under FINRA Rules, B. Riley FBR is deemed to have a “conflict of interest” within the meaning of Rule 5121, and this offering will be conducted in accordance with the requirements of Rule 5121(a). That rule requires that a “qualified independent underwriter” meeting specified requirements must participate in the preparation of this prospectus and exercise its usual standard of due diligence with respect thereto. Ladenburg Thalmann & Co. Inc. has agreed to act as the qualified independent underwriter for this offering and has agreed in so acting to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act of 1933. Ladenburg Thalmann & Co. Inc. will not receive a fee for acting as the qualified independent underwriter for this offering.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

The Issuer has filed a shelf registration statement (including a prospectus dated November 7, 2019 and a preliminary prospectus supplement dated November 13, 2019) on Form F-3 (File No. 333-234343) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement, the related preliminary prospectus supplement and the documents incorporated by reference therein for more complete information about the Issuer and this offering. You may obtain these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it from B. Riley FBR, Inc. at 1300 North 17th Street, Suite 1300, Arlington, Virginia 22209 or by calling 1-703-312-9580, or by email at prospectuses@brileyfbr.com; Ladenburg Thalmann & Co. Inc. at Attention:  Syndicate Department, 277 Park Avenue, 26th Floor, New York, New York 10172 or by calling 1-800-573-2541, or by email at prospectus@ladenburg.com; Clarksons Platou Securities AS at Munkedamsveien 62C, 0270 Oslo, Norway and 280 Park Avenue, 21st floor, New York, New York 10017, United States or by calling 47-2201-6300 and 1-212-317-7080, or by email at elisabeth.wiger@clarksons.com and maureen.Obrien@clarksons.com; Janney Montgomery Scott LLC at 1717 Arch Street, Philadelphia, Pennsylvania 19103 or by calling 1-215-665-4450, or by email at prospectus@janney.com; William Blair & Company, LLC at Attention:  Prospectus Department or by calling 1-800-621-0687, or by email at prospectus@williamblair.com; or Fearnley Securities AS at 880 Third Ave, 16th Floor, New York, New York 10022 or by calling 1-212-277-3600, or by email at prospectus@fearnleys.com.